As filed with the Securities and Exchange Commission on August 11, 2009

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

BANK OF FLORIDA CORPORATION

(Exact name of registrant as specified in its charter)

FLORIDA	6712	59-3535315
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1185 Immokalee Road

Naples, Florida 34110

(239) 254-2100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael L. McMullan

Chief Executive Officer

Bank of Florida Corporation

1185 Immokalee Road

Naples, Florida 34110

(239) 254-2100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

A. George Igler, Esq. or Richard Pearlman, Esq.

Igler & Dougherty, P.A.

2457 Care Drive

Tallahassee, Florida 32308

Approximate date of commencement of proposed sale to the public:    as soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated Filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock, par value $0.01	$1,000,000	$55.80

(1)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

The information in this prospectus is not complete and may be changed or supplemented. We may not sell these securities until the registration statement that we have filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not a solicitation of an offer to buy the securities in any jurisdiction where an offer or sale thereof is not permitted.

Subject to Completion, dated August 10, 2009

BANK OF FLORIDA CORPORATION

We are selling             shares of our common stock. Our common stock is traded on the Nasdaq Global Market under the symbol “BOFL.”

On            , 2009, the last reported sale price of our common stock on the Nasdaq Global Market was $            per share.

You should consider the risks which we have described in “Risk Factors” beginning on page 7 before buying shares of our common stock.

	Per Share	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to us	$	$

The underwriters may purchase up to an additional             shares from us at the public offering price, less the underwriting discount, within 30 days of the date of this prospectus, to cover over-allotments. Holders of our Series B Preferred Stock may convert or exchange each share of Series B Preferred Stock for             shares of common stock in this offering. Such conversions or exchanges are not included in the above table.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities are not savings accounts, deposits or obligations of any bank, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The underwriters expect to deliver the shares to purchasers on or before             , 2009.

The date of this prospectus is             , 2009.

FORWARD-LOOKING STATEMENTS

This prospectus, including information incorporated herein by reference, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “project,” “is confident that” and similar expressions are intended to identify these forward-looking statements. These forward-looking statements involve risk and uncertainty and a variety of factors could cause Bank of Florida’s actual results and experience to differ materially from the anticipated results or other expectations expressed in these forward-looking statements. We do not have a policy of updating or revising forward-looking statements except as otherwise required by law, and silence by management over time should not be construed to mean that actual events are occurring as estimated in such forward-looking statements.

Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could have a material adverse effect on our operations and subsidiaries include, but are not limited to, changes in:

•	market interest rates,

•	general economic conditions,

•	legislative/regulatory changes,

•	monetary and fiscal policies of the U.S. Government,

•	the quality and composition of the loan or investment portfolios,

•	demand for loan products,

•	deposit flows,

•	competition,

•	demand for financial services in the Company’s primary trade area,

•	litigation, tax and other regulatory matters,

•	accounting principles and guidelines, and

•	other economic, competitive, governmental, regulatory and technological factors affecting Bank of Florida’s operations, pricing and services.

Further information on other factors that could affect us is included in the Securities and Exchange Commission filings incorporated by reference in this prospectus. See also “Risk Factors” contained herein and therein.

ABOUT THIS PROSPECTUS

This summary highlights information contained in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that may be important to you. You should read the entire prospectus, our financial statements (including the related notes) and the other information that is incorporated by reference into this prospectus before making a decision to invest in our common stock.

In this prospectus, we rely on and refer to information and statistics regarding the banking industry and the Florida market. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

As used in this prospectus, “Bank of Florida,” “the Company,” “we,” “us,” and “ours” refer to Bank of Florida Corporation and its subsidiaries. The “subsidiary banks” or a “subsidiary bank” refer to all, some or one of our wholly-owned bank subsidiaries, Bank of Florida—Southwest, Bank of Florida—Southeast, and Bank of Florida—Tampa Bay. The “trust company subsidiary” refers to our wholly-owned non-depository trust company subsidiary, Bank of Florida Trust Company.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information required by the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with the Securities and Exchange Commission. You may read and copy any of these filed documents at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information. Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission’s website at http://www.sec.gov.

Our Internet address is www.bankofflorida.com. Bank of Florida makes available through its website, free of charge, its periodic and current reports, proxy and information statements and other information we file with the Securities and Exchange Commission and amendments thereto as soon as reasonably practicable after the Company files such material with, or furnishes such material to, the Securities and Exchange Commission, as applicable. Unless specifically incorporated by reference, the information on our website is not part of this prospectus.

This prospectus is part of a Registration Statement and does not contain all of the information included in the Registration Statement. Whenever a reference is made in this prospectus or any prospectus supplement, if applicable, to any contract or other document of ours, you should refer to the exhibits that are a part of the Registration Statement for a copy of the referenced contract or document. Statements contained in this prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in its entirety by reference to the copy of the document filed with the Securities and Exchange Commission.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information set forth in “Risk Factors” before making an investment decision.

Bank of Florida Corporation’s Business

Bank of Florida is a registered bank holding company. At June 30, 2009, we had total consolidated assets of approximately $1.5 billion, total deposits of approximately $1.2 billion, total consolidated liabilities, including deposits, of approximately $1.3 billion and consolidated shareholders’ equity of approximately $180.8 million.

General

Our subsidiary banks are separately chartered community banks with local Boards of Directors that provide full-service commercial banking in a private banking environment. Our trust company subsidiary offers investment management, trust administration, estate planning, and financial planning services largely to the subsidiary banks’ customers and other high net worth individuals. The Company’s overall focus is to develop a total financial services relationship with its client base, which is primarily businesses, professionals, and entrepreneurs with borrowing needs. The subsidiary banks also provide technology-based cash management and other depository services. The holding company structure provides flexibility for expansion of the Company’s banking business, including possible acquisitions of other financial institutions, and support of banking-related services to the subsidiary banks.

We have four wholly-owned subsidiaries:

•	Bank of Florida—Southwest is headquartered in Naples, Florida and has three offices in Collier County, Florida and two offices in Lee County, Florida.

•

Bank of Florida—Southeast is headquartered in Ft. Lauderdale, Florida and has two offices in Broward County, Florida, three offices in Miami-Dade County, Florida and one office in Palm Beach County, Florida.

•	Bank of Florida—Tampa Bay is headquartered in Tampa, Florida and has one office in Hillsborough County, Florida and one office in Pinellas County, Florida.

•	Bank of Florida Trust Company is headquartered in Naples, Florida and services customers at the subsidiary banks’ locations.

Bank of Florida—Southwest, Bank of Florida—Southeast and Bank of Florida—Tampa Bay are each Florida-state chartered commercial banks and Bank of Florida Trust Company is a Florida-state chartered non-depository trust company.

Asset Quality

During 2008 and 2009, we have significantly focused on managing credit quality during the currently depressed economic environment. The Company’s nonperforming loans (nonaccrual and 90+ days past due) totaled $141.0 million at June 30, 2009 or 11.1% of total loans outstanding, compared to $71.9 million at the end of 2008. Thirty to eighty-nine day delinquent loans were $23.3 million or 1.8% of loans outstanding at June 30, 2009, an increase of $595,000 in total loan delinquencies from December 31, 2008. There were $21.3 million in net charge-offs for the first six months of 2009, resulting in net charge-offs to average loans of 3.6%, an increase of 3.0% from the first six months of 2008. The second quarter provision for loan losses was $9.8 million, an increase of $8.2 million (516%) from second quarter 2008. At June 30, 2009, the loan loss allowance was 1.96% of total loans or 17.6% of the nonperforming loans. There were $9.5 million in net chargeoffs in the second quarter of 2009, resulting in net chargeoffs to average loans of 3.3%.

Loans

Total gross loans, including loans held for sale, totaled $1.3 billion at June 30, 2009, down $8.0 million or 0.6% for the first six months of 2009. Construction loans, largely secured by commercial real estate, totaled $280.5 million (22.1% of total loans) at June 30, 2009, down $38.1 million since the end of last year. Commercial real estate loans, including multi-family dwellings, but excluding those in construction, increased by $31.3 million, to $650.3 million and also total 51.2% of total loans outstanding, while commercial and industrial loans declined $6.1 million to $112.8 million, or approximately 8.9% of total loans outstanding. One-to-four family residential loans were $166.7 million (13.1% of total loans), up $3.5 million from year-end. Consumer lines of credit and installment and other loans increased by $1.1 million to $58.4 million (4.7% of total loans).

Deposits

The markets in which we have offices are among the largest deposit markets in Florida, according to the FDIC’s June 30, 2008 Summary of Deposits.

Collier and Lee Counties have approximately $21.9 billion in deposits as of June 30, 2008. Collier County is the 9th largest deposit market in the State of Florida, with 2.90% of all deposits statewide, while Lee County is the 10th largest with a 2.9% statewide market share. Bank of Florida—Southwest had 3.0% of all deposits in the Naples and Marco Island metropolitan statistical area as of June 30, 2008.

With deposits of $146.1 billion as of June 30, 2008, the Miami-Dade/Broward/Palm Beach County markets are much larger than the Collier/Lee County market. Miami-Dade, Palm Beach and Broward Counties are the 1st, 2nd and 3rd largest deposit markets in the State of Florida, respectively, and combined account for 38.4% of Florida’s deposits, as of June 30, 2008. Bank of Florida—Southeast had 0.2% of all deposits in the Miami, Ft. Lauderdale and Miami Beach metropolitan statistical area as of June 30, 2008.

Hillsborough and Pinellas Counties have approximately $46.1 billion in total deposits as of June 30, 2008. Pinellas County is the 5th largest deposit market in the State of Florida, with 6.8% of all deposits statewide, while Hillsborough County is the 6th largest with a 5.3% statewide market share. Bank of Florida—Tampa Bay had 0.4% of all deposits in the Tampa, St. Petersburg, and Clearwater metropolitan statistical area as of June 30, 2008.

Total deposits rose $770,000, or 0.07%, during the first six months of 2009 to $1.2 billion. Core deposits, which exclude wholesale brokered CDs, wholesale CDAR deposits, and CDs with balances in excess of $100,000 increased $19.6 million or 2.8% in the past 90 days, with the growth in money market, NOW, and retail CDAR’s accounts more than offsetting the decline in non interest bearing deposits. Non-core deposit accounts decreased $18.9 million or 4.2% in the first six months of 2009.

The annualized average rate paid on total interest bearing deposits during the first six months of 2009 was 2.8%, a decrease of 91 basis points compared to the first six months last year. This decrease resulted primarily from the lower interest rate environment under which we currently operate.

Stockholders’ Equity

Total stockholders’ equity was $180.8 million at June 30, 2009, a $9.2 million decrease since December 31, 2008. This was primarily attributable to $10.8 million in losses and $2.0 million in changes in fair values of assets, partially offset by $3.5 in proceeds from the sale of Series B Preferred Stock. Book value per share was $13.69 at June 30, 2009, while the tangible book value per share was $8.70. The Company’s Tier 1 leverage ratio decreased 63 basis points to 7.23% at June 30, 2009 from 7.86% at December 31, 2008 and is still well above the minimum for bank holding companies of 4.0%.

Net Interest Income

Net interest income for the second quarter of 2009 totaled $9.4 million, a decrease of 2% compared to the first quarter. The net interest margin increased four basis points to 2.97%, compared to 2.93% in the first quarter of 2009. The increase in the net interest margin was primarily related to lower cost of funds as market rates on deposits continued to ease, which was partially offset by a 4% decrease in average earning assets. Compared to the second quarter of 2008, net interest income decreased 17%. The decrease in the net interest margin of 61 basis points on a year-over-year basis to 2.97% from 3.58% was less than the 175 basis point decrease in the prime rate that occurred during the same time period. Also impacting the net interest margin on a year-over-year basis were interest reversals on a higher level of nonaccrual loans.

Non-Interest Income

Non-interest income increased to $2.7 million in the second quarter from $1.2 million in the first quarter, primarily related to a gain on the sale of investment securities of $1.4 million. Also impacting non-interest income was a $184,000 gain on the sale of OREO compared to a $22,000 gain on the sale of OREO during the first quarter. Service charges and fees increased 19%, while trust fees decreased 12%. The decrease in trust fees was primarily related to investors’ shift from equities into cash and bonds which produce lower revenue streams. During the second quarter, however, total trust assets under advice increased by $108.1 million. On a year-over-year basis, second quarter 2009 non-interest income increased $1.6 million primarily due to the $1.4 million gain on the sale of investment securities.

Non-Interest Expenses

Non-interest expense increased by 15% over the first quarter 2009 to $12.7 million, due primarily to a $1.3 million increase in general operating expenses. The increase in general operating expenses was related to a $707,000 increase in Federal Deposit Insurance Corporation, or FDIC, assessments, $173,000 increase in loan collection efforts, and a $237,000 loss related to an equity investment in Silverton Bank. Also impacting non-interest expense was a 5% increase in salaries and employee benefits, which included severance payments for employees included in the employee reduction in the quarter. Such reduction, along with other overhead expense reductions, is expected to realize the Company $4.5 million to $5.0 million in annualized savings. Compared to the second quarter of 2008, non-interest expense increased 18% primarily due to a $1.7 million increase in general operating expenses, which included an increase in FDIC assessments, increases in loan collection costs, and higher data processing expenses associated with the termination of contracts that were no longer being used.

The Offering

Common stock offered:	shares ( shares if the underwriters exercise their over-allotment option in full). An additional shares are also being offered for exchange or conversion to the holders of our Series B Preferred Stock.

Common stock to be outstanding upon completion of this offering:	shares, if each share of Series B Preferred Stock is exchanged or converted in this offering ( if the underwriters exercise their over-allotment in full)(*).

Offering price:	$ per share. Additionally, holders of shares of our Series B Preferred Stock may exchange or convert each share of Series B Preferred Stock for shares of common stock in this offering.

Use of proceeds:	We intend to use the net proceeds from this offering to provide capital to the subsidiary banks to support their future growth and for loan loss reserves, to fund possible acquisitions or FDIC-assisted transactions, to fund our operating expenses at the holding company level, to redeem any shares of Series B Preferred Stock not converted or exchanged as described below or for other general corporate purposes. At this time, we can not estimate with any reasonable certainty what percentages of any proceeds would be utilized for any particular purpose.

Risk factors:	See “Risk Factors” beginning on page 7 and other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our common stock.

Nasdaq Global Market Symbol:	BOFL

(*)	The number of shares outstanding does not include 851,037 shares reserved for issuance pursuant to outstanding options or warrants as of August 8, 2009.

SELECTED FINANCIAL DATA

Our selected financial data presented below as of and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, is derived from our audited financial statements. Our selected financial data presented below as of and for the six month periods ended June 30, 2009 and June 30, 2008, is derived from our unaudited financial statements. Such financial statements are included with our Form 10-Qs and Form 10-Ks incorporated by reference into this prospectus. The following selected financial data should be read in conjunction with those Form 10-Qs and Form 10-Ks. The Company’s historical results are not necessarily indicative of results to be expected in future periods. All dollars, other than per share amounts, are in thousands.

	At and for the six months ended June 30			At and for the year ended December 31
	2009	2008	2008	2007	2006	2005	2004
Statement of Operations Data:
Total interest income	$36,863	$41,918	$83,327	$84,155	$52,330	$28,491	$14,767
Total interest expense	17,834	19,839	40,535	40,931	21,221	9,348	4,962
Net interest income before provision for loan losses	19,029	22,079	42,792	43,224	31,109	19,143	9,805
Provision for loan losses	16,457	2,273	24,488	4,254	2,836	1,903	1,279
Net interest income after provision for loan losses	2,572	19,806	18,304	38,970	28,273	17,240	8,526
Noninterest income	3,832	2,344	4,702	5,588	4,242	3,259	2,176
Noninterest expense	23,735	21,717	44,061	39,980	28,585	19,344	13,582
(Loss) income before taxes (benefit)	(17,331)	433	(21,055)	4,578	3,930	1,155	(2,880)
Income taxes (benefit)	(6,458)	196	(7,833)	1,835	1,611	(3,728)	—
Net (loss) income	(10,873)	237	(13,222)	2,743	2,319	4,883	(2,880)

Balance Sheet Data:
Total assets	$1,528,879	$1,414,689	$1,549,013	$1,310,488	$883,102	$569,782	$420,808
Total cash and cash equivalents	39,173	17,252	47,938	17,388	27,744	50,117	57,897
Interest-earning assets	1,380,871	1,294,991	1,403,407	1,192,104	838,626	538,255	394,851
Investment securities	104,822	92,542	117,976	38,008	41,724	18,622	25,945
Loans, net	1,267,349	1,191,733	1,275,311	1,144,762	783,610	486,722	325,779
Allowance for loan losses	24,778	13,232	29,533	14,431	7,833	4,603	2,817
Intangible assets	64,631	65,091	64,850	65,597	13,831	931	969
Deposits	1,167,052	1,012,408	1,166,282	937,116	691,180	495,080	376,064
Other borrowings	175,162	201,282	188,474	171,090	53,500	14,000	2,000
Stockholders’ equity	180,803	197,492	189,979	198,931	135,505	59,061	41,954

Share Data:
Basic (loss) income per share	$(0.85)	$0.02	$(1.03)	$0.23	$0.29	$0.82	$(0.81)
Diluted (loss) income per share	(0.85)	0.02	(1.03)	0.23	0.28	0.79	(0.81)
Book value per common share	13.69	15.45	14.87	15.57	14.15	9.94	7.93
Tangible book value per common share	8.70	10.36	9.79	10.43	12.71	9.78	7.73
Weighted average shares outstanding—basic	12,779,020	12,779,020	12,779,020	11,768,529	8,026,312	5,595,233	3,811,270
Weighted average shares outstanding—diluted	12,779,020	12,779,020	12,779,020	11,905,196	8,278,210	5,813,230	3,811,270
Total shares outstanding	12,947,520	12,779,020	12,779,020	12,779,020	9,575,153	5,943,783	4,835,632

Performance Ratios:
Return on average assets(1)	(1.43)%	0.03%	(0.93)%	0.23%	0.32%	0.98%	(0.93)%
Return on average common stockholders’ equity(1)	(11.67)	0.24	(6.70)	1.54	2.26	9.79	(9.57)
Interest-rate spread during the period	2.80	3.07	2.89	3.16	3.59	3.55	3.02
Net interest margin	2.95	3.60	3.34	3.98	4.48	4.11	3.42
Efficiency ratio(2)	110.34	88.92	92.83	81.91	80.86	86.35	113.36

Asset Quality Ratios:
Allowance for loan losses to period end loans	1.96%	1.11%	2.32%	1.26%	1.00%	0.94%	0.86%
Allowance for loan losses to nonperforming loans	17.58	54.56	41.10	101.69	1,160.26	1,435.40	480.70
Net charge-offs to average loans(1)	3.61	0.57	0.78	0.04	0.03	0.03	0.02
Nonperforming assets to period end total assets	9.74	1.75	4.95	1.19	0.08	0.06	0.14

Capital and Liquidity Ratios:
Average equity to average assets	12.26%	14.61%	13.86%	15.08%	14.02%	10.34%	10.61%
Leverage (4.00% required minimum)	7.23	9.68	7.86	10.24	13.95	10.28	11.07

Risk-based capital:
Tier 1	8.18%	10.17%	8.64%	10.14%	13.97%	10.48%	11.85%
Total	10.68	12.47	11.12	12.57	16.19	13.37	13.24
Average loans to average deposits	101.60	118.53	112.82	117.31	105.87	92.81	95.23

Trust Assets Under Advice:
Total assets under advice	$630,657	$475,890	$494,633	$499,350	$415,318	$390,002	$202,138
Trust fees	1,228	1,418	2,719	3,017	2,589	1,546	1,063
Trust fees as a % of average assets under advice(1)	0.43%	0.59%	0.58%	0.60%	0.64%	0.52%	0.64%

(1)	Annualized for June 30, 2009 and June 30, 2008.
(2)	Efficiency ratio is noninterest expense divided by the total of net interest income before provision for loan losses plus noninterest income (excluding net securities gains and losses).

RISK FACTORS

Investing in shares of our common stock involves significant risks, including the risks described below. You should carefully consider the following information about these risks, together with the other information contained in this prospectus and the information incorporated by reference into this prospectus before purchasing shares of our common stock. The risks that we have highlighted here are not the only ones that we face. For example, additional risks presently unknown to us or that we currently consider immaterial or unlikely to occur could also impair our operations. In addition, there are risks beyond our control. If any of these risks actually occurs, our business, financial condition or results of operations could be negatively affected, and you could lose part or all of your investment.

Risks Related to the Conduct of Our Business

The Company has incurred cumulative losses since it commenced operations and may incur losses in the future.

Since commencing operations on August 24, 1999, Bank of Florida has incurred an accumulated deficit as of June 30, 2009, of approximately $25.9 million. This deficit is due to the substantial increase in provision for loan losses, the costs of establishing its business strategy, which included establishing our subsidiaries, and the continuing expansion of banking activities in its markets, as well as the impact of historically low interest rates and other factors. Bank of Florida may charter additional banks or open additional branches in the future. A newly formed bank or a newly opened branch is typically expected to incur operating losses in its early periods of operations because of an inability to generate sufficient net interest income to cover operating expenses. Those operating losses can be significant and can occur for longer periods than planned, depending on the new bank’s ability to control operating expenses and generate net interest income. There is a risk that losses at any new subsidiaries of the Company may exceed profits at its existing subsidiaries.

Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition.

At June 30, 2009, nonperforming loans totaled $141.0 million of the Company’s loan portfolio. At June 30, 2009, our nonperforming assets (which include foreclosed real estate) were $148.9 million or 9.74% of total assets. In addition, we had approximately $23.3 million in accruing loans that were 30-89 days delinquent at June 30, 2009, respectively. Our non-performing assets adversely affect our net income in various ways. Until economic and market conditions improve, we expect to continue to incur additional losses relating to an increase in non-performing loans. We do not record interest income on non-accrual loans or other real estate owned, thereby adversely affecting our income, and increasing our loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related loan to the then fair value of the collateral less selling costs, which may result in a loss. These loans and other real estate owned also increase our risk profile and the capital our regulators believe is appropriate in light of such risks. While we have reduced our problem assets through loan sales, workouts, restructurings and otherwise, decreases in the value of these assets, or the underlying collateral, or in the borrowers’ performance or financial conditions, whether or not due to economic and market conditions beyond our control, have adversely affected, and can continue to adversely affect, our business, results of operations and financial condition. In addition, the resolution of nonperforming assets requires significant commitments of time from management and our directors, which can be detrimental to the performance of their other responsibilities. There can be no assurance that we will not experience further increases in nonperforming loans in the future.

Losses from loan defaults may exceed the allowance we establish for that purpose, which will have an adverse effect on our business.

If a significant number of loans are not repaid, it would have an adverse effect on our earnings and overall financial condition. Like all financial institutions, we maintain an allowance for loan losses to provide for losses inherent in the loan portfolio. The allowance for loan losses reflects management’s best estimate of probable losses in the loan portfolio at the relevant balance sheet date. This evaluation is primarily based upon a review of our and the banking industry’s historical loan loss experience, known risks contained in the loan portfolio, composition and growth of the loan portfolio, and economic factors. However, the determination of an appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. As a result, our allowance for loan losses may not be adequate to cover actual losses, and future provisions for loan losses may continue to adversely affect our earnings.

An inadequate allowance for loan losses would negatively impact our results of operations

We are exposed to the risk that our customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans will not be sufficient to avoid losses. Credit losses are inherent in the lending business, are more likely in the current economic environment, and could have a material adverse effect on our operating results. Volatility and deterioration in the broader economy may also increase our risk of credit losses. The determination of an appropriate level of allowance for loan losses is an inherently uncertain process and is based on numerous assumptions. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, that may be beyond our control, and charge-offs may exceed current estimates. We evaluate the collectability of our loan portfolio and provide an allowance for loan losses that we believe is adequate based upon such factors as, including, but not limited to: the risk characteristics of various classifications of loans; previous loan loss experience; specific loans that have loss potential; delinquency trends; the estimated fair market value of the collateral; current economic conditions; the views of our regulators; and geographic and industry loan concentrations. If any of our evaluations are incorrect and borrower defaults result in losses exceeding our allowance for loan losses, our results of operations could be significantly and adversely affected. We cannot guarantee you that our allowance will be adequate to cover loan losses inherent in our portfolio.

Our exposure to credit risk is increased by our commercial real estate, commercial business and construction lending.

Commercial real estate, commercial business and construction lending have historically been considered to be higher credit risk than single-family residential lending. Such loans typically involve larger loan balances to a single borrower or related borrowers. At June 30, 2009, we had a balance of $650.3 million in commercial real estate loans (including multi-family residential loans), $280.5 million in land and construction loans, and $112.8 million in commercial and industrial loans.

At June 30, 2009, nonperforming commercial real estate (including multi-family residential loans), land and construction, and commercial and industrial loans totaled $107.7 million and represented 8.5% of total loans compared to a balance of $12.6 million at December 31, 2008, which represented 4.1% of total loans. Commercial real estate loans can be affected by adverse conditions in real estate markets or the economy because commercial real estate borrowers’ ability to repay their loans depends on successful development of their properties, as well as the factors affecting residential real estate borrowers. These loans also involve greater risk because they generally are not fully amortizing over the loan period, but have a balloon payment due at maturity. A borrower’s ability to make a balloon payment typically will depend on being able to either refinance the loan or timely sell the underlying property.

Risk of loss on a construction loan depends largely upon whether our initial estimate of the property’s value at completion of construction equals or exceeds the cost of the property construction (including interest) and the availability of permanent take-out financing. During the construction phase, a number of factors can result in loss of purchasers, delays and cost overruns. If our estimate of value is inaccurate or if actual construction costs exceed estimates, the value of the property securing our loan may be insufficient to ensure full repayment when completed through a permanent loan or by seizure of collateral.

Commercial business loans are typically based on the borrowers’ ability to repay the loans from the cash flows of their businesses. Such loans may involve risk because the availability of funds to repay each loan depends substantially on the success of the business itself. In addition, the collateral securing the loans may depreciate over time, be difficult to appraise and liquidate, or fluctuate in value based on the success of the business. Because commercial real estate, commercial business and construction loans are susceptible to a risk of loss during a downturn in the business cycle we cannot guarantee that more of these loans will not become nonperforming. The underwriting, review and monitoring performed by our officers and directors cannot eliminate all of the risks related to these loans.

Liquidity risks could affect operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our funding sources include Federal Funds purchased, securities sold under repurchase agreements, non-core deposits, and short- and long-term debt. We are also members of the Federal Home Loan Bank of Atlanta and the Federal Reserve Bank of Atlanta, where we can obtain advances collateralized with eligible assets. We maintain a portfolio of securities that can be used as a secondary source of liquidity. There are other sources of liquidity available to us or the subsidiary banks should they be needed, including our ability to acquire additional non-core deposits, the issuance and sale of debt securities, and the issuance and sale of preferred or common securities in public or private transactions. Our access to funding sources in amounts adequate to finance or capitalize our activities or on terms which are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Our liquidity, on a parent only basis, is adversely affected by our current inability to receive dividends from the subsidiary banks. Our ability to borrow could also be impaired by factors that are not specific to us, such as further disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of the recent turmoil faced by banking organizations and the continued deterioration in credit markets.

Our cost of funds may increase as a result of general economic conditions, FDIC insurance assessments, interest rates and competitive pressures.

Our cost of funds may increase as a result of general economic conditions, FDIC insurance assessments, interest rates and competitive pressures. We have traditionally obtained funds principally through local deposits and we have a base of lower cost transaction deposits. Generally, we believe local deposits are a cheaper and more stable source of funds than other borrowings because interest rates paid for local deposits are typically lower than interest rates charged for borrowings from other institutional lenders and reflect a mix of transaction and time deposits, whereas brokered deposits typically are higher cost time deposits. Our costs of funds and our profitability and liquidity are likely to be adversely affected, if and to the extent we have to rely upon higher cost borrowings from other institutional lenders or brokers to fund loan demand or liquidity needs, and changes in our deposit mix and growth could adversely affect our profitability and the ability to expand our loan portfolio.

Net interest income could be negatively affected by changes in interest rates and the lag in repricing of assets as compared to liabilities.

Our profitability depends to a large extent on the subsidiary banks’ net interest income, which is the difference between income on interest-earning assets such as mortgage loans and investment securities, and expense on interest-bearing liabilities such as deposits and borrowings. We are affected by changes in general interest rate levels and by other economic factors beyond our control. Our net interest income may be reduced if: (i) more interest-earning assets than interest-bearing liabilities reprice or mature during a time when interest rates are declining or (ii) more interest-bearing liabilities than interest-earning assets reprice or mature during a time when interest rates are rising. Changes in the difference between short- and long-term interest rates may also harm our business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, the spread between rates paid on deposits and received on loans could narrow significantly, decreasing our net interest income.

The need to account for assets at market prices may adversely affect our results of operations.

We report certain assets, including investments and securities, at fair value. Generally, for assets that are reported at fair value we use quoted market prices or valuation models that utilize market data inputs to estimate fair value. Because we carry these assets on our books at their fair value, we may incur losses even if the asset in question presents minimal credit risk. Given the continued disruption in the capital markets, we may be required to recognize other-than-temporary impairments in future periods with respect to securities in our portfolio. The amount and timing of any impairment recognized will depend on the severity and duration of the decline in fair value of the securities and our estimation of the anticipated recovery period.

Our goodwill may be impaired, which would result in a significant loss.

We test our goodwill for impairment on an annual basis, or more often if events or circumstances indicate there may be impairment. Management engages external valuation firms to assist in its goodwill assessments. We completed an annual test of goodwill impairment for the year ended December 31, 2008, which indicated that none of our goodwill was impaired. Due to the decline in the market price of our common stock and our net loss in the second quarter of 2009, we expect to again test for impairment of goodwill in the third quarter. If this test indicates that our carrying amount for goodwill exceeds its fair value, we will be required to write off all or a portion of our goodwill asset. This could result in a loss of up to $64.6 million, which would adversely affect the book value of our common stock, but not its tangible book value.

Our ability to realize our deferred tax assets may be reduced if our estimates of future taxable income from our operations and tax planning strategies do not support the carrying amount, and the amount of net operating loss carryforwards realizable for income tax purposes may be reduced due to sales of our capital securities.

As of June 30, 2009, we had deferred tax assets of $8.6 million. These and future deferred tax assets may be reduced if our estimates of future taxable income from our operations and tax planning strategies do not support the amount of the deferred tax asset. The amount of net operating loss carryforwards realizable for income tax purposes may be reduced under Section 382 of the Internal Revenue Code by this offering and/or other sales of our capital securities. Furthermore, only a portion of our deferred tax assets, approximately $3.9 million, were allowed to be recognized in our regulatory capital at June 30, 2009, in accordance with regulatory guidance issued by the FDIC. If our deferred tax assets are reduced, such reduction would have a negative impact on the book value of our common stock and our regulatory capital ratios. Without an infusion of additional capital, such a negative impact on our regulatory capital ratios could cause us or the subsidiary banks to be considered less than “well capitalized.”

If we lose key employees, our business may suffer.

Our success is largely dependent on the personal contacts of our officers and employees in our market areas. If we lose key employees, temporarily or permanently, our business could be hurt. We could be particularly hurt if our key employees went to work for our competitors. Our future success depends on the continued contributions of our existing senior management personnel, including, but not limited to, our Chief Executive Officer and President Michael L. McMullan and the Chief Executive Officers and Presidents of our subsidiaries. We have entered into contracts with certain of our key executive officers which contain standard non-competition provisions to help alleviate some of this risk.

Risks Related to Our Growth Strategy

Our growth strategy may not be successful.

Our strategy until 2008, was to increase the size of our franchise through rapid growth and by aggressively pursuing business development opportunities. When opportunities present themselves and the economy recovers in our market areas, we intend to resume this strategy. We can provide no assurance that we will continue to be successful in increasing the volume of loans and deposits at acceptable risk levels and upon acceptable terms and expanding our asset base while managing the costs and implementation risks associated with this growth strategy. There can be no assurance that any further expansion will be profitable or that we will continue to be able to sustain our historical rate of growth, either through internal growth or through other successful expansions of our banking markets, or that we will be able to maintain capital sufficient to support our continued growth.

Future acquisitions and expansion activities may disrupt our business, dilute existing shareholders and adversely affect our operating results.

We regularly evaluate potential acquisitions and expansion opportunities. To the extent that we are able to grow through acquisitions, we cannot assure you that we will be able to adequately or profitably manage this growth. Acquiring other banks, branches or businesses, as well as other geographic and product expansion activities, involve various risks including: risks of unknown or contingent liabilities; unanticipated costs and delays; risks that acquired new businesses do not perform consistent with our growth and profitability expectations; risks of entering new markets or product areas where we have limited experience; risks that growth will strain our infrastructure, staff, internal controls and management, which may require additional personnel, time and expenditures; exposure to potential asset quality issues with acquired institutions; difficulties, expenses and delays of integrating the operations and personnel of acquired financial institutions, and start-up delays and costs of other expansion activities; potential disruptions to our business; possible loss of key employees and customers of acquired institutions; potential short-term decreases in profitability; and diversion of our management’s time and attention from our existing operations and business.

The Company may encounter unexpected financial and operating problems due to its rapid growth.

Until 2008, the Company grew rapidly. A return to a rapid growth strategy may result in unexpected financial and operating problems, including problems in new additions to the loan portfolio due to its unseasoned nature of new credits. Acquisitions may add additional pressures to internal control, financial and operating systems. If loan and asset growth returns to its historical pace, it may be difficult for the Company and its subsidiaries to retain their “well capitalized” designations with the FDIC. If the Company or one of its subsidiary banks were to fall below “well capitalized” to “adequately capitalized,” we could sell loan participations in order to decrease the amount of its assets. This could, however, result in lower earnings due to retaining a lower level of earning assets.

Attractive acquisition opportunities may not be available to us in the future.

While we seek continued organic growth, as our earnings and capital position improve, we may consider the acquisition of other businesses. We expect that other banking and financial companies, many of which have significantly greater resources, will compete with us to acquire financial services businesses. This competition could increase prices for potential acquisitions that we believe are attractive. Also, acquisitions are subject to various regulatory approvals. If we fail to receive the appropriate regulatory approvals, we will not be able to consummate an acquisition that we believe is in our best interest. Among other things, our regulators consider our capital, liquidity, profitability, regulatory compliance and levels of goodwill and intangibles when considering acquisition and expansion proposals. Any acquisition could be dilutive to our earnings and shareholders’ equity per share of our common stock.

Risks Related to Our Markets and the Economy

Changes in business and economic conditions, in particular those of the Florida markets in which we operate, could continue to lead to lower revenue, lower asset quality, and lower earnings.

Unlike larger national or other regional banks that are more geographically diversified, our business and earnings are closely tied to general business and economic conditions, particularly the economies of Southwest, Southeast and Tampa Bay, Florida. These local economies are heavily influenced by tourism, real estate, and other service-based industries. Factors that could affect these local economies include declines in tourism, higher energy costs, higher unemployment rates, reduced consumer or corporate spending, natural disasters or adverse weather, and the recent significant deterioration in general economic conditions. The current economic recession has been exacerbated by the devaluations of commercial and residential real estate in our markets. Unemployment has also been significant, with an unemployment rate in excess of 10% for all of Florida, as of June 30, 2009. A sustained economic downturn could adversely affect the quality of our assets, credit losses, and the demand for our products and services, which could lead to lower revenue and lower earnings.

The Florida economy continued to weaken during the second quarter of 2009. Visitor arrivals remained lower than in previous years and unemployment levels increased compared to the second quarter of 2008. We continually monitor changes in the economy, including levels of visitor arrivals and spending, changes in housing prices, and unemployment rates. We also monitor the value of collateral, such as real estate, that secures loans we have made. A decline in the value of collateral could also reduce a customer’s borrowing power.

Current and further deterioration in the real estate market could cause further increases in delinquencies and non-performing assets, including loan charge-offs, and depress our results of operations.

As of June 30, 2009, residential real estate secured loans, including lines of credit secured by real estate, and commercial real estate secured loans comprised 21.9% and 68.2% of our loan portfolio, respectively. Real estate secured loans have been negatively impacted by the economic downturn and related decrease in real estate values. Continuation of the downturn could further depress our earnings and our financial condition because: (i) an increasing number of borrowers may not be able to repay their loans; (ii) the value of the collateral securing our loans to borrowers may decline further; (iii) the quality of our loan portfolio may decline further; (iv) and/or customers may not want or need our products and services. Any of these scenarios could cause further increases in delinquencies and non-performing assets or require us to charge-off a higher percentage of our loans and/or increase substantially our provision for loan losses, any of which would negatively impact our operating results.

Difficult market conditions could continue to adversely affect us and our industry.

Dramatic declines in the housing and commercial real estate markets over the past year have negatively impacted credit performance of many financial institutions’ loans. Many lenders have reduced, and in some cases, ceased providing funding to borrowers, including other financial institutions, reflecting concern about the stability of financial markets, generally, and the strength of counterparties, specifically. This market turmoil and tightening of credit has led to an increased level of commercial and consumer delinquencies for other financial institutions, a lack of confidence in the financial sector, and increased volatility in the financial markets. The resulting economic pressure on consumers and lack of confidence in the financial markets may adversely affect our business, financial condition, and results of operations.

Recent negative developments in the financial services industry and the U.S. and global credit markets may continue to adversely impact our operations, results and stock price.

Negative developments over the past year in the capital markets have resulted in uncertainty in the financial markets in general with the expectation of the general economic downturn continuing in 2009 and beyond. Loan portfolio performances have deteriorated at many financial institutions resulting from, among other factors, a weak economy and a decline in the value of the collateral supporting their loans. The competition for deposits has increased significantly due to liquidity concerns at many of these same institutions. Stock prices of bank holding companies, like ours, have been negatively affected by the current condition of the financial markets, as has our ability, if needed, to raise capital, compared to prior years. As a result, there is a potential for new Federal or state laws and regulations regarding lending and funding practices and capital and liquidity standards, and financial institution regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement actions. Negative developments in the financial services industry and the impact of any new legislation in response to those developments could negatively impact our operations by restricting our business operations, including our ability to geographically expand our operations, originate or sell loans, and adversely impact our financial performance.

Changes in interest rates could continue to have significant adverse effects on our financial condition and results of operations.

Fluctuations in interest rates could have significant adverse effects on our financial condition and results of operations. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control including inflation, recession, unemployment, money supply, domestic and international events and changes in financial markets in the United States and in other countries. Our net interest income is affected not only by the level and direction of interest rates, but also by the shape of the yield curve and relationships between interest sensitive instruments and key driver rates, as well as balance sheet growth, client loan and deposit preferences and the timing of changes in these variables. In an environment in which interest rates are increasing, our interest costs on liabilities may increase more rapidly than our income on interest-earning assets. This could result in a deterioration of our net interest margin.

Market risk is the adverse effect on the value of a financial instrument from a change in interest rates or implied volatility of rates. We manage market risk by establishing and monitoring limits on the types and degree of risk undertaken. Changes in interest rates may have either a positive or negative effect on the value of a derivative instrument depending on the nature of the derivative instrument. Additionally, a substantial and sustained increase in interest rates could harm our ability to originate loans because refinancing an existing loan or taking out a subordinate mortgage would be less attractive, and qualifying for a loan may be more difficult.

Our subsidiaries face strong competition in their market areas that may limit their asset growth and profitability.

Our primary market areas are the urban areas on the West and East Coasts of South Florida, as well as the Tampa Bay area of Florida. The banking and trust business in these areas is extremely competitive, and the level of competition may increase further, which may limit our asset growth and profitability. Each of our subsidiaries experiences competition in both lending and attracting funds from other banks, savings institutions, trust companies and non-bank financial institutions located within their market area, many of which are significantly larger institutions. Non-bank competitors competing for deposits and deposit type accounts include mortgage bankers and brokers, finance companies, credit unions, securities firms, money market funds, life insurance companies and the mutual funds industry. For loans, we encounter competition from other banks, savings associations, finance companies, mortgage bankers and brokers, insurance companies, small loan and credit card companies, credit unions, pension trusts and securities firms.

Hurricanes or other adverse weather events would negatively affect our local economies or disrupt our operations, which would have an adverse effect on our business or results of operations.

Our market areas in Florida are susceptible to hurricanes and tropical storms and related flooding and wind damage. Such weather events can disrupt operations, result in damage to properties and negatively affect the local economies in the markets where they operate. We cannot predict whether or to what extent damage that may be caused by future hurricanes will affect its operations or the economies in our current or future market areas, but such weather events could result in a decline in loan originations, a decline in the value or destruction of properties securing our loans and an increase in the delinquencies, foreclosures or loan losses. Our business or results of operations may be adversely affected by these and other negative effects of future hurricanes or tropical storms, including flooding and wind damage. Many of our customers have incurred significantly higher property and casualty insurance premiums on their properties located in our markets, which may adversely affect real estate sales and values in our markets.

If real estate values in our target markets continue to decline, our loan portfolio would be impaired.

A significant portion of our loan portfolio consists of mortgages secured by real estate located in Collier and Lee Counties. We have also been generating a significant amount of real estate-secured loans in Broward, Palm Beach and Hillsborough Counties. Real estate values and real estate markets are generally affected by, among other things, changes in national, regional or local economic conditions; fluctuations in interest rates and the availability of loans to potential purchasers; changes in the tax laws and other governmental statutes, regulations and policies; and acts of nature. Over the past year, real estate prices in each of our markets have significantly declined and if real estate prices continue to decline in any of these markets, the value of the real estate collateral securing our loans could be further reduced. Such a reduction in the value of our collateral could increase the number of non-performing loans and adversely affect our financial performance.

Risks Related to Government Regulation

Bank of Florida and its subsidiaries operate in an environment highly regulated by state and Federal government; changes in Federal and state banking laws and regulations could have a negative impact on the Company’s business.

As a bank holding company, Bank of Florida is regulated primarily by the Federal Reserve Board. Our current subsidiaries are regulated primarily by the Florida Office of Financial Regulation and the FDIC. Federal and various state laws and regulations govern numerous aspects of the banks’ operations, including:

•	Adequate capital and financial condition;

•	Permissible types and amounts of extensions of credit and investments;

•	Permissible non-banking activities; and

•	Restrictions on dividend payments.

Federal and state regulatory agencies have extensive discretion and power to prevent or remedy unsafe or unsound practices or violations of law by banks and bank holding companies. Bank of Florida and its subsidiaries also undergo periodic examinations by one or more regulatory agencies. Following such examinations, the Company may be required, among other things, to change its asset valuations or the amounts of required loan loss allowances or to restrict its operations. Those actions would result from the banking regulators’ judgments, based on information available to them at the time of their examination.

Recent legislation in response to market and economic conditions may significantly affect our operations, financial condition, and earnings.

Disruptions in the financial system during 2008 resulted in significantly reduced business activity in the global and U.S. economies, which could potentially and significantly affect financial institutions. In response to this financial crisis affecting the banking system and financial markets, the Emergency Economic Stabilization Act of 2008 was signed into law on October 3, 2008. Pursuant to this statute, the U.S. Treasury was given the authority to purchase assets or securities of U.S. financial institutions. The FDIC also began to temporarily provide a 100% guarantee of the senior debt of all FDIC insured institutions, as well as deposits in noninterest-bearing transaction deposit accounts. These actions by the U.S. Treasury and FDIC have combined to respond to this unprecedented financial crisis. It is not clear what ultimate impact these actions, or future actions, of the Federal government, will have on the financial markets or on the U.S. banking and financial services industries and the broader U.S. and global economies. These new laws, regulations, and changes may again increase our FDIC insurance premiums and may also further increase our costs of regulatory compliance and of doing business, and otherwise affect our operations. They may significantly affect the markets in which we do business, the markets for and value of our investments, and our ongoing operations, costs, and profitability.

Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.

FDIC insurance premiums have increased substantially in 2009 already and we expect to pay significantly higher FDIC premiums in the future. Market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits. The FDIC adopted a revised risk-based deposit insurance assessment schedule on February 27, 2009, which raised deposit insurance premiums. On May 22, 2009, the FDIC also implemented a five basis point special assessment of each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009, but no more than 10 basis points times the institution’s assessment base for the second quarter of 2009, to be collected on September 30, 2009. Additional special assessments may be imposed by the FDIC for future periods. We participate in the FDIC’s Temporary Liquidity Guarantee Program, or TLG, for noninterest-bearing transaction deposit accounts. Insured depository institutions that participate in the TLG’s noninterest-bearing transaction account guarantee will pay the FDIC an annual assessment of 10 basis points on the amounts in such accounts above the amounts covered by FDIC deposit insurance. To the extent that these TLG assessments are insufficient to cover any loss or expenses arising from the TLG program, the FDIC is authorized to impose an emergency special assessment on all FDIC-insured depository institutions. The FDIC has authority to impose charges for the TLG program upon depository institution holding companies, as well. These changes, along with the full utilization of our FDIC insurance assessment credit in early 2009, will cause the premiums and TLG assessments charged by the FDIC to increase. These actions will likely significantly increase our noninterest expense in 2009 and for the foreseeable future.

We are subject to internal control reporting requirements that increase compliance costs and failure to comply timely could adversely affect our reputation and the value of our securities.

We are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002, as well as rules and regulations adopted by the Securities and Exchange Commission, the Public Company Accounting Oversight Board and Nasdaq. In particular, we are required to include management and independent auditor reports on internal controls as part of our Annual Report on Form 10-K pursuant to Section 404 of the Sarbanes-Oxley Act. We expect to continue to spend significant amounts of time and money on compliance with these rules. The Securities and Exchange Commission also has proposed a number of new rules or regulations requiring additional disclosure, such as lower-level employee compensation. Our failure to track and comply with the various rules may materially adversely affect our reputation, ability to obtain the necessary certifications to financial statements, and the value of our securities.

Regulatory action could severely limit future expansion plans.

To carry out some of our expansion plans, Bank of Florida is required to obtain permission from the Federal Reserve Board, the FDIC and the Florida Office of Financial Regulation. Applications for the establishment of new branches and the acquisition of existing banks are submitted to the state and appropriate Federal bank regulatory agencies for their approval. The future climate for regulatory approval is impossible to predict. Regulatory agencies could prohibit or otherwise significantly restrict the expansion plans of the Company, its current subsidiaries, which could limit our ability to increase revenue. Furthermore, recent amendments to anti-money laundering laws require the regulatory agencies to evaluate our compliance with such laws when processing certain applications for permission to engage in expansionary activities. In addition, the regulatory agencies have recently increased their monitoring of banks’ compliance with such laws. Therefore, if our anti-money laundering law compliance efforts are not successful, the increased oversight by our regulators in that area could hinder our ability to successfully pursue merger or other expansion activities.

Risks Related to an Investment in Our Securities

Investors may face dilution resulting from the issuance of common stock in the future.

Bank of Florida can issue common stock without shareholder approval, up to the number of authorized shares set forth in our Articles of Incorporation. Our Board of Directors may determine from time to time a need to obtain additional capital through the issuance of additional shares of common stock or other securities, subject to limitations imposed by Nasdaq and the Federal Reserve Board. There can be no assurance that such shares can be issued at prices or on terms better than or equal to the terms obtained by our current shareholders. The issuance of any additional shares of common stock by us in the future may result in a reduction of the book value or market price, if any, of the then-outstanding common stock. Issuance of additional shares of common stock will reduce the proportionate ownership and voting power of our existing shareholders.

Shares of our preferred stock may be issued in the future which could materially adversely affect the rights of the holders of our common stock.

Pursuant to our Articles of Incorporation, we have the authority to issue additional series of preferred stock and to determine the designations, preferences, rights and qualifications or restrictions of those shares without any further vote or action of the shareholders. The rights of the holders of our common stock will be subject to, and may be materially adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future. We presently have 172 shares outstanding of Series B Preferred Stock.

Our common stock is not an insured bank deposit and is subject to market risk.

Our shares of common stock are not deposits, savings accounts or other obligations of us, our subsidiaries or any other depository institution, are not guaranteed by us or any other entity, and are not insured by the FDIC or any other governmental agency.

We may need additional capital in the future and this capital may not be available when needed or at all.

We may need to incur additional debt or equity financing in the near future to fund future growth and meet our capital needs. We cannot guarantee that such financing will be available to us on acceptable terms or at all. If we are unable to obtain future financing, we may not have the resources available to fund our planned growth.

Future sales of our common stock could depress the price of the common stock.

Sales of a substantial number of shares of our common stock in the public market by our shareholders, or the perception that such sales are likely to occur, could cause the market price of our common stock to decline.

We have not paid dividends in the past and we are restricted in our ability to pay dividends to our shareholders.

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends on our common stock in the foreseeable future. We intend to retain earnings to finance operations and the expansion of our business. Therefore, any gains from your investment in our common stock must come from an increase in its market price.

In addition, Bank of Florida is a holding company with no independent sources of revenue and would likely rely upon cash dividends and other payments from our subsidiaries to fund any cash dividends we decided to pay to our shareholders. Payment of dividends by our subsidiaries may be prohibited by certain regulatory restrictions.

There are substantial regulatory limitations on ownership of our common stock and changes of control.

With certain limited exceptions, Federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring 10% or more (5% if the acquirer is a bank holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct our management or our policies without prior notice or application to and the approval of the Federal Reserve Board.

Although publicly traded, our common stock has substantially less liquidity than the average trading market for a stock quoted on the Nasdaq Global Market, and our price may fluctuate in the future.

Although our common stock is listed for trading on the Nasdaq Global Market, the trading market in our common stock has substantially less liquidity than the average trading market for companies quoted on the Nasdaq Global Market. The average daily trading volume of Bank of Florida common stock for the last three months was approximately 18,000 shares. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. The market price of our common stock may fluctuate in the future, and these fluctuations may be unrelated to our performance. General market price declines or overall market volatility in the future could adversely affect the price of our common stock, and the current market price may not be indicative of future market prices.

Our stock price can be volatile.

Our stock price can fluctuate widely in response to a variety of factors including: variations in our quarterly operating results; changes in market valuations of companies in the financial services industry; fluctuations in stock market prices and volumes; issuances of shares of common stock or other securities in the future; the addition or departure of key personnel; seasonal fluctuations; changes in financial estimates or recommendations by securities analysts regarding Bank of Florida or shares of our common stock; and announcements by us or our competitors of new services or technology, acquisitions, or joint ventures.

USE OF PROCEEDS

We expect to receive net proceeds of approximately $             million from this offering ($             million if the underwriters exercise their over-allotment in full), after deducting estimated discounts and underwriters’ fees and our estimated offering expenses. In each case, this assumes a public offering price of $             per share (based on the closing price on                     , 2009). We intend to use the net proceeds from this offering to provide capital to the subsidiary banks to support their future growth and for loan loss reserves, to fund possible acquisitions or FDIC-assisted transactions, to fund our operating expenses at the holding company level, to redeem any shares of Series B Preferred Stock not converted or exchanged in this offering or for other general corporate purposes. At this time, we can not estimate with any reasonable certainty what percentages of any proceeds would be utilized for any particular purpose.

We have not yet determined the amount of net proceeds to be used specifically for each of the foregoing purposes. Pending their use as described above, we may invest the net proceeds of this offering in interest-bearing investment-grade instruments.

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CAPITALIZATION

The following table sets forth our capitalization at June 30, 2009, and as adjusted to give effect to the sale of              shares of common stock in this offering, less the underwriting discount and commissions and estimated expenses, at an assumed offering price of $             per share (based on the closing price on                     , 2009). This table should be read in conjunction with the consolidated financial statements and notes thereto incorporated by reference into this document from our 2008 Annual Report on Form 10-K and our June 30, 2009 Form 10-Q.

	June 30, 2009(1)
(Dollars in thousands, except per share data)	Actual	As Adjusted(2)
Indebtedness
Subordinated debt	$16,000
Federal Home Loan Bank advances	118,466
Other borrowings	40,696

Total indebtedness	$175,162

Shareholders’ equity
Series A Preferred Stock, par value $0.01 per share, 50,000 shares designated, no shares authorized, issued or outstanding at June 30, 2009 or as adjusted	$0
Series B Preferred Stock, par value $0.01 per share, 520 shares designated, 141 shares issued and outstanding at June 30, 2009, and as adjusted	3,525
Undesignated Preferred stock, par value $0.01 per share, ,000,000 shares authorized, no shares issued and outstanding at June 30, 2009 and December 31, 2008, respectively	0
Common stock, $0.01 par value; ,000,000 shares authorized; 12,947,520 shares outstanding; shares outstanding as adjusted(3)	130
Restricted stock, 168,500 common shares	(559)
Additional paid-in capital	200,615
Accumulated deficit	(25,903)
Accumulated other comprehensive income	2,995

Total shareholders’ equity	$180,803

Total capitalization	$355,965

Book value per share	$13.69
Tangible book value per share	$8.70
Capital ratios: (4)
Tier 1 leverage ratio	7.23%
Tier 1 capital to risk-weighted assets	8.18%
Total capital to risk-weighted assets	10.68%

(1)	This table excludes 818,455 shares of common stock issuable upon exercise of outstanding warrants and options.
(2)	If the underwriters’ over-allotment option is exercised in full, common stock, additional paid-in capital and total shareholders’ equity would be $ , $ and $ , respectively.
(3)	Before issuance of up to shares of common stock pursuant to the underwriters’ over-allotment option.
(4)	These ratios as adjusted assume that the net proceeds will be invested initially in Federal Funds until utilized by Bank of Florida over time.

PLAN OF DISTRIBUTION

Underwriting

Subject to the terms and conditions in the underwriting agreement dated             , 2009, the underwriters named below, for whom              is acting as representative, have severally agreed to purchase from us the respective number of shares of our common stock set forth opposite their names below:

Underwriters	Number of Shares
Total

The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the common stock offered by this prospectus are subject to approval by their counsel of legal matters and to other conditions set forth in the underwriting agreement. The underwriters are obligated to purchase and accept delivery of all of the shares of common stock offered by this prospectus, if any are purchased, other than those covered by the over-allotment option described below.

The underwriters propose to offer the common stock directly to the public at the public offering price indicated on the cover page of this prospectus and to various dealers at that price less a concession not to exceed $             per share, of which $             may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance to dealers may be reduced by the underwriters. No reduction will change the amount of proceeds to be received by us as indicated on the cover page of this prospectus. The shares of common stock are offered by the underwriters as stated in this prospectus, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase from time to time up to an aggregate of              additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discount. If the underwriters exercise their over-allotment option to purchase any of the additional              shares, each underwriter, subject to certain conditions, will become obligated to purchase its pro rata portion of these additional shares based on the underwriter’s percentage purchase commitment in this offering as indicated in the table above. If purchased, these additional shares will be sold by the underwriters on the same terms as those on which the shares offered by this prospectus are being sold. The underwriters may exercise the over-allotment option only to cover over-allotments made in connection with the sale of the shares of common stock offered in this offering.

At our request, the underwriters have reserved up to              shares of our common stock in the offering for sale to our directors and executive officers at the public offering price set forth on the cover page of this prospectus. These individuals must commit to purchase the reserved shares from an underwriter or a selected dealer at the same time as the general public. The number of shares available for sale to the general public will be reduced to the extent these individuals purchase the reserved shares. Any reserved shares purchased by our directors or executive officers will be subject to the restrictions on re-sale described below. We are not making loans to these officers or directors to purchase such shares.

The following table summarizes the underwriting compensation to be paid to the underwriters by us. These amounts assume both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares. We estimate that the total expenses payable by us in connection with this offering, other than the underwriting discount referred to below, will be approximately $            ,000.

	Per Share	Without Option	With Option
Underwriting discount payable by Bank of Florida	$	$	$

We have agreed to indemnify the underwriters against various liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Subject to specified exceptions, each of our directors and our executive officers has agreed for a period of 90 days after the date of this prospectus, without the prior written consent of             , not to offer, sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock. This agreement also precludes any hedging, collar or other transaction designed or reasonably expected to result in a disposition of our common stock or securities convertible into or exercisable or exchangeable for our common stock.

In addition we have agreed that for 90 days after the date of this prospectus, we will not directly or indirectly without the prior written consent of                     , issue, sell, contract to sell, or otherwise dispose of or transfer, any of our common stock or securities convertible into, exercisable for or exchangeable for our common stock, or enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of our common stock or securities convertible into, exercisable for or exchangeable for our common stock, and the issuance of options or shares of common stock under our existing stock plans or employee benefit plans.

Notwithstanding the foregoing two paragraphs, if during the last 17 days of the 90 day period described above, we issue, or announce that we will release, material non-public information or experience a material event, the restrictions imposed by our agreement with the underwriters shall continue to apply, until the end of the 18 day period beginning upon such issuance or announcement.

Until this offering is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase shares of our common stock. As an exception to these rules, the underwriters may engage in certain transactions that stabilize the price of our common stock. These transactions may include short sales, stabilizing transactions, purchases to cover positions created by short sales and passive market making. Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. In passive market making, the underwriter in its capacity as market maker in the common stock may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our common stock. As a result the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the Nasdaq Global Market or otherwise.

Certain representatives of the underwriters or their affiliates may in the future perform investment banking and other financial services for us and our affiliates for which they may receive advisory or transaction fees, as applicable, plus out-of-pocket expenses of the nature and in amounts customary in the industry for these financial services.              is currently a market maker in our common stock on the Nasdaq Global Market, where our shares are listed under the symbol “BOFL.” In addition,                      is                                 .

The foregoing is a summary of the principal terms of the underwriting agreement and does not purport to be complete. Reference is made to a copy of the underwriting agreement which is on file as an exhibit to the Registration Statement.

Conversion or Exchange of Series B Preferred Stock

The Company has outstanding 172 shares of Series B Preferred Stock, the terms of which are described below in the “Description of Capital Stock” section. Pursuant to the terms of the Series B Preferred Stock, the holders thereof are permitted to convert or exchange their shares in this offering. Each share of Series B Preferred Stock can be converted to, or exchanged for, for shares of common stock with an aggregate offering price of $25,000. Therefore, each share of Series B Preferred Stock can be converted to, or exchanged for,              shares in this offering. The outstanding 172 shares of Series B Preferred Stock could, therefore, be converted to, or exchanged for, an aggregate of              shares in this offering. Such shares will not be issued to the underwriters and no commission will be paid, or discount given, to them for the issuance of such shares. We will not receive any additional proceeds due to the exchange or conversion of shares of Series B Preferred Stock.

PRICE RANGE OF OUR COMMON STOCK

Our common stock is listed on the Nasdaq Global Market under the symbol “BOFL.” The table below sets forth for the periods indicated, the high and low intraday sales prices of our common stock as reported by Nasdaq. These over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, markdown, or commission and may not necessarily reflect actual transactions.

Calendar Quarter Ended	High	Low	Closing
March 31, 2007	$20.68	$18.36	$18.90
June 30, 2007	$19.54	$16.48	$17.43
September 30, 2007	$17.68	$14.20	$16.42
December 31, 2007	$16.90	$11.01	$11.50
March 31, 2008	$12.12	$8.91	$10.05
June 30, 2008	$11.20	$7.25	$7.25
September 30, 2008	$9.89	$4.12	$8.25
December 31, 2008	$8.60	$3.95	$4.21
March 31, 2009	$4.62	$1.75	$3.75
June 30, 2009	$4.24	$3.00	$3.15

On August 8, 2009, the closing price of our common stock on Nasdaq was $3.28 per share and there were 12,969,125 shares of our common stock outstanding, held by approximately 532 holders of record.

DIVIDEND INFORMATION

To date, we have not paid any dividends on our common stock. There are no current plans to initiate payment of cash dividends. Florida law provides that the Company may only pay dividends if the dividend payment would not render it insolvent, or unable to meet its obligations as they come due. Additionally, future dividend policy will depend on our subsidiary’s earnings, capital requirements, financial condition, and other factors.

The subsidiary banks and the trust company subsidiary are Florida state-chartered institutions. Florida law limits their ability to pay dividends, including a prohibition of payment of dividends from their capital under certain circumstances without the prior approval of the Florida Office of Financial Regulation. Except with the prior approval of the Florida Office of Financial Regulation, all dividends of any Florida bank or trust company must be paid out of retained net profits from the current period and the previous two years, after deducting charging off bad debts, depreciation and other worthless assets, and making provision for reasonably anticipated future losses. In addition, state-chartered banks and trust companies in Florida are required to transfer at least 20% of their net income to surplus until their surplus equals the amount of paid-in capital. The Company does not anticipate that our subsidiaries will pay dividends in the foreseeable future in so that they can maintain their well capitalized status and retain any earnings to support their growth.

DESCRIPTION OF CAPITAL STOCK

We have             ,000,000 shares of authorized capital, $0.01 par value per share, of which             ,000,000 are shares of common stock and             ,000,000 are shares of preferred stock.

Common Stock

Currently, we have 12,969,125 shares of common stock outstanding. Holders of our common stock are entitled to receive dividends if, as and when declared by our board of directors out of any funds legally available for dividends. Holders of our common stock are also entitled, upon our liquidation, and after claims of creditors and the preferences of any class or series of preferred stock outstanding at the time of liquidation, to receive pro rata our net assets. We may pay dividends on our common stock only if we have paid or provided for all dividends on our outstanding series of preferred stock for the then current period and, in the case of any cumulative preferred stock, all prior periods.

Holders of our common stock are entitled to one vote for each share that they hold and are vested with all of the voting power except as our board of directors has provided, or may provide in the future, with respect to preferred stock or any other class or series of preferred stock that the board of directors may hereafter authorize. Shares of our common stock are not redeemable, and have no subscription, conversion or preemptive rights.

Our common stock is currently listed for trading on the Nasdaq Global Market under the symbol “BOFL.” Outstanding shares of our common stock are validly issued, fully paid and non-assessable. Holders of our common stock are not subject to any liability as shareholders.

Series A Preferred Stock

In connection with a private placement offering in 2004, we authorized 50,000 shares of Series A Preferred Stock. Currently, no shares of Series A Preferred Stock are outstanding. The shares have a liquidation preference of $100 per share. The shares are perpetual, have no voting rights, and have a liquidation value of $100 per share. Dividends on Series A Preferred Stock would be payable on the first day of each quarter, in arrears. The dividends would be payable at a quarterly rate of 0.02 shares of Series A Preferred Stock. The shares would be redeemable at the Company’s discretion at any time. The redemption price for the shares would be based on a declining premium scale. In the first year following issuance, the redemption price would be $105 per share. In each subsequent year, the price would decrease by $1.00, so that beginning in the fifth year, the redemption price would be $100 per share.

Series B Preferred Stock

In connection with a private placement offering in 2009, we authorized 520 shares of Series B Preferred Stock, of which 172 are currently outstanding. The shares are perpetual and nonvoting. Each share has a liquidation preference of $25,000 and pays a quarterly dividend of $625 per share. If Bank of Florida conducts any offering for sale of any newly issued securities, such as the offering contemplated by this prospectus, the holders of shares of Series B Preferred Stock have right to acquire such newly issued securities as part of such offering by converting or exchanging shares of Series B Preferred Stock into the offered securities. In any such conversion, each converted or exchanged share shall be converted or exchanged into an amount of securities with an offering price of $25,000. If Bank of Florida conducts an offering that results in proceeds of at least $30,000,000 prior to January 1, 2011 and a holder elects to not convert or exchange the holder’s shares in the offering, or if a change in control of the Company occurs, Bank of Florida will be obligated to redeem such shares at $25,000 per share. If such an offering is not completed by January 1, 2011, the Company shall have the right to redeem the shares of Preferred Stock at any time thereafter for $25,000 per share.

Undesignated Preferred Stock

We currently have 949,480 shares of undesignated preferred stock. The Board of Directors is empowered to divide any undesignated shares of preferred stock into series and to fix and determine the relative rights and preferences of the shares of any series, including:

(i)	the distinctive designation of such series and the number of shares which shall constitute such series;

(ii)	the annual rate of dividends payable on shares of such series, whether dividends shall be cumulative and conditions upon which and the date when such dividends shall be accumulated on all shares of such series issued prior to the record date for the first dividend of such series;

(iii)	the time or times when and the price or prices at which shares of such series shall be redeemable at the option of the holder or of the Company and the sinking fund provisions, if any, for the purchase or redemption of such shares;

(iv)	the amount payable on shares of such series in the event of any liquidation, dissolution or winding up of the affairs of the Company, whether all or a portion is paid before any amount is paid on the common stock;

(v)	the rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of common stock or shares of any other series of preferred stock and the terms and conditions of such conversion or exchange; and

(vi)	whether the shares of such series have voting rights and the extent of such voting rights, if any.

The Board of Directors also has the power to reclassify any unissued shares of any series of preferred stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption, including but not limited to, but subject to the limitations described in, the above provisions.

Securities Representing the Right to acquire Shares of Our Common Stock

In connection with previous offerings of our common and preferred stock, the Company has issued warrants to acquire shares of common stock. As of August 8, 2009, we have outstanding warrants to acquire 269,983 shares of our common stock at a weighted average exercise price of $7.79 per share.

As part of our compensation strategy, we grant our directors, officers and employees stock options pursuant to our stock option plans. As of August 8, 2009, we have outstanding stock options to acquire 581,054 shares of our common stock at a weighted average exercise price of $14.48 per share.

TRANSFER AGENT

The transfer agent for our common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016-3572, telephone number: (800) 368-5948.

LEGAL MATTERS

Certain legal matters relating to the common stock offered by this prospectus have been passed upon for Bank of Florida by Igler & Dougherty, P.A., Tallahassee, Florida. Certain matters will be passed upon for the underwriters by                                 .

EXPERTS

The consolidated financial statements of Bank of Florida as of December 31, 2008 and December 31, 2007 and for each of the years in the three-year period ended December 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2008 have been incorporated by reference herein in reliance upon the reports of Hacker, Johnson & Smith, P.A., independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering covered by this prospectus:

•	Our Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 8, 2009 (File No. 000-50091);

•

Our Quarterly Reports on Form 10-Q: for the quarter ended March 31, 2009, filed with the Securities and Exchange Commission on May 7, 2009, and for the quarter ended June 30, 2009, filed with the Securities and Exchange Commission on August 7, 2009 (File No. 000-50091);

•

Our Current Reports on Form 8-K filed with the Securities and Exchange Commission on July 30, 2009, July 21, 2009, July 13, 2009, July 2, 2009, May 14, 2009, May 4, 2009, May 1, 2009, April 28, 2009, April 20, 2009, April 10, 2009, April 8, 2009, March 26, 2009, March 10, 2009, February 17, 2009, February 13, 2009 and February 4, 2009 (excluding, in each case, information or documents furnished but not filed therewith) (File No. 000-50091);

•	Our Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 2, 2009 (File No. 000-50091); and

•	Our Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on July 30, 2009 (File No. 000-50091).

On the written or oral request of each person, including any beneficial owner, to whom a copy of this prospectus is delivered, we will provide, at no cost to the requester, a copy of any or all of the documents incorporated in this prospectus or in any related prospectus supplement by reference, except the exhibits to those documents, unless the exhibits are specifically incorporated by reference.

Written requests for copies should be directed to Bank of Florida Corporation, 1185 Immokalee Road, Naples, Florida, Attention: Tracy L. Keegan, Chief Financial Officer. Telephone requests for copies should be directed to (239) 254-2100. Such documents are also available through our Internet website: www.bankofflorida.com

You may read and copy any of these documents at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information. Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission’s website at http://www.sec.gov.

You should rely only upon the information provided in this document, or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document, including any information incorporated by reference, is accurate as of any date other than the date indicated on the front cover or the date given in the applicable document.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery or of any sale of our common stock.

TABLE OF CONTENTS:

                    Shares

Common Stock

PROSPECTUS

            , 2009

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses payable in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commission. All of such expenses will be paid by underwriting discounts and commissions. All of such expenses will be paid by us. We will not, however, pay for expense such as commissions and discounts of brokers, dealers or agents for the fees and expenses of counsel, if any, for the selling shareholders. All of the amounts shown are estimates, except for the Securities and Exchange Comission registration fee.

SEC registration fee	$
Nasdaq listing fee	56
“Blue Sky” filing fees
Accounting fees and expenses
Legal fees and expenses	175,000
Printing and shipping	100,000
Miscellaneous

Total	$275,056

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

As provided under Florida law, our directors shall not be personally liable to us or our stockholders for monetary damages for breach of duty of care or any other duty owed to Bank of Florida as a director, unless the breach of or failure to perform those duties constitutes:

•	a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful, or had no reasonable cause to believe his conduct was unlawful;

•	a transaction from which the director received an improper personal benefit;

•	an unlawful corporate distribution;

•	an act or omission which involves a conscious disregard for the best interests of Bank of Florida or which involves willful misconduct; or

•	an act of recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

Article VI of Bank of Florida’s Bylaws provides that we shall indemnify a director who has been successful in the defense of any proceeding to which he was a party, or in defense of any claim, issue or matter therein, because he is or was a director of Bank of Florida, against reasonable expense incurred by him in connection with such defense.

The Bylaws also provide that Bank of Florida is required to indemnify any director, officer, employee or agent made a party to a proceeding because he is or was a director, employee or agent against liability incurred in the proceeding if he acted in a manner he believed in good faith or to be in or not opposed to the best interests of Bank of Florida and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. Determination concerning whether or not the applicable standard of conduct has been met can be made by: (i) a disinterested majority of the Board of Directors; (ii) a majority of a committee of disinterested directors; (iii) independent legal counsel; or (iv) an affirmative vote of a majority of shares held by disinterested stockholders.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES

On June 29, July 2, and July 20, 2009, Bank of Florida sold and issued a total of 172 units (“Units”) at $25,000 per Unit, yielding $4,300,000 in proceeds, which were downstreamed to Bank of Florida’s subsidiary banks as capital. Each Unit consists of one share of Series B Preferred Stock (“Preferred Stock”) and one warrant to purchase shares of common stock (“Warrants”).

The Preferred Stock contained in the Units is perpetual and nonvoting. Each share has a liquidation preference of $25,000 and pays a quarterly dividend of $625 per share. If Bank of Florida conducts any offering for sale of any newly issued securities, the holders of Preferred Stock shall have right to acquire such newly issued securities as part of such offering by converting shares of Preferred Stock into the offered securities. In any such conversion, each converted share of Preferred Stock shall be converted into an amount of securities with an offering price of $25,000. If Bank of Florida conducts an offering that results in proceeds of at least $30,000,000 prior to January 1, 2011 and a holder elects to not convert the holder’s shares of Preferred Stock in the offering, or if a change in control of Bank of Florida occurs, the Company will be obligated to redeem such shares of Preferred Stock at $25,000 per share. If such an offering is not completed by January 1, 2011, Bank of Florida shall have the right to redeem the shares of Preferred Stock at any time thereafter for $25,000 per share.

Each Warrant contained in the Units permits its holder to purchase 720, 742, or 772 shares of Bank of Florida common stock at $3.47, $3.37, or $3.24, respectively, per share at any time during the ten year period commencing on issuance. The Warrants are nontransferable.

The securities sold in the offering were sold to accredited investors only and issued in reliance upon exemptions from registration available under Rule 506 of Regulation D and Section 4(2) of the Securities Act of 1933, as amended, and are “restricted securities.” No underwriter or sales agent was utilized, and no commissions were paid or discounts granted, in the offering.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following exhibits are filed with the Securities and Exchange Commission (“SEC”) and are incorporated by reference into this Form S-1. The exhibits which are denominated by an (a.) were previously filed as a part of Form 10-K filed with the SEC on March 9, 2009. The exhibits which are denominated by a (b.) were previously filed as a part of Amendment No. 1 to Form SB-2, filed with the SEC on May 7, 1999. The exhibits which are denominated by a (c.) were previously filed as a part of Form 10-KSB filed with the SEC on March 30, 2000. The exhibits which are denominated by a (d.) were previously filed as a part of Form S-4 filed with the SEC on October 3, 2006. The exhibits which are denominated by an (e.) were previously filed as a part of Form 10-Q filed with the SEC on November 5, 2008. The exhibits which are denominated by an (f.) were previously filed as part of Form 10-QSB/A filed on September 10, 2002. The exhibits which are denominated by a (g.) were previously filed as part of Form 8-K filed on July 2, 2009. The exhibits which are denominated by an (i.) were previously filed as part of a Registration Statement on Form SB-2 filed with the SEC on September 24, 2004, File No. 333-116833. The exhibits that are denominated by a (j.) were previously filed as part of Form 10-Q filed with the SEC on August 4, 2005. The exhibits that are denominated by a (k.) were previously filed as part of Form 10-Q filed with the SEC on November 3, 2005. The exhibits that are denominated by an (l.) were previously filed as part of Form 10-K filed with the SEC on March 5, 2008. The exhibits that are denominated by an (m.) were previously filed as part of Schedule DEF 14A filed with the SEC on April 21, 2006. The exhibits that are denominated by an (n.) were previously filed as part of Form 10-K filed with the SEC on March 8, 2007. The exhibits that are denominated by an (o.) were previously filed as part of Form 10-Q filed with the SEC on August 7, 2008. The exhibit numbers correspond to the exhibit numbers in the referenced document.

Exhibit Number	Description of Exhibit

1.1	Form of Underwriting Agreement (to be filed by amendment)

j.3.1	Amended and Restated Articles of Incorporation

o.3.2	Third Amended and Restated Bylaws dated April 24, 2008

n.3.3	Article of Amendment to Restated Articles of Incorporation dated December 20, 2006

g.3.4	Articles of Amendment to Restated Articles of Incorporation dated June 26, 2009

b.4.1	Specimen Common Stock Certificate

m.4.2	2006 Stock Compensation Plan

Exhibit Number	Description of Exhibit

b.4.3	Form of Stock Purchase Warrant—1999 Offering

g.4.4	Specimen Series B Preferred Stock Certificate

i.4.5	Form of Stock Purchase Warrant A—2004 Offering

i.4.6	Form of Stock Purchase Warrant B—2004 Offering

g.4.7	Form of Stock Purchase Warrant—2009 Offering

5.1	Opinion of Igler & Dougherty, P.A. (to be filed by amendment)

k.10.1	Amended and Restated Employment Agreement of Michael L. McMullan dated February 1, 2005

a.10.2	Change in Control Agreement of Roy N. Hellwege effective January 1, 2009

a.10.3	Change in Control Agreement of Charles K. Cross effective January 1, 2009

c.10.4	1999 Stock Option Plan

c.10.5	Form of Incentive Stock Option Agreement

d.10.6	Employment Agreement of Craig D. Sherman dated May 3, 1999

f.10.6.1	Amendment to Employment Agreement of Craig Sherman dated July 30, 2001

a.10.7	Deferred Compensation Plan of Bank of Florida dated November 19, 2008

a.10.8	Change in Control Agreement of Julie W. Husler effective January 1, 2009

f.10.9	Lease between Citizens Reserve, LLC and Citizens National Bank of Southwest Florida

a.10.10	Change in Control Agreement of Christopher Willman effective January 1, 2009

a.10.11	Change in Control Agreement of John B. James effective January 1, 2009

l.10.12	Change in Control Agreement of John S. Chaperon dated January 1, 2008

e.10.13	Change in Control Agreement of John Klumpp dated August 1, 2008

e.10.14	Change in Control Agreement of Wayne Gilmore dated August 1, 2008

a.10.15	Change in Control Agreement of Roberto Pelaez effective January 1, 2009

e.10.16	Change in Control Agreement of Charles Tipton dated August 1, 2008

e.10.17	Change in Control Agreement of Danny E. Morgan dated June 30, 2008

l.10.18	Change in Control Agreement of Tracy L. Keegan dated January 1, 2008

a.10.19	Amendment to Amended and Restated Employment Agreement of Michael L. McMullan dated December 15, 2008

a.10.20	Deferred Compensation Agreement of Tracy L. Keegan dated December 21, 2008

a.10.21	Deferred Compensation Agreement of John S. Chaperon dated December 21, 2008

a.10.22	Deferred Compensation Agreement of Roy N. Hellwege dated December 21, 2008

21.1	Subsidiaries of the Registrant

23.1	Consent of Igler & Dougherty, P.A. (to be contained in Exhibit 5.1 and to be filed by amendment)

23.2	Consent of Hacker, Johnson & Smith, P.A.

24.1	Power of Attorney (contained in signature page)

ITEM 17.	UNDERTAKINGS

(a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Naples, State of Florida on August 8, 2009.

BANK OF FLORIDA CORPORATION

By:	/s/ MICHAEL L. MCMULLAN
Michael L. McMullan
President, Chief Executive Officer & Principal Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael L. McMullan and Tracy L. Keegan and each of them (with full power to each of them to act alone), his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, including any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacities indicated on August 8, 2009.

Signature	Title	Date

/s/ DONALD R. BARBER	Director	August 8, 2009
Donald R. Barber

/s/ JOE B. COX	Director	August 8, 2009
Joe B. Cox

/s/ BRADFORD DOUGLAS	Director	August 8, 2009
Bradford Douglas

/s/ JOHN B. JAMES	Director	August 8, 2009
John B. James

/s/ LAVONNE JOHNSON	Director	August 8, 2009
LaVonne Johnson

/s/ EDWARD KALOUST	Director	August 8, 2009
Edward Kaloust

/s/ TRACY L. KEEGAN Tracy L. Keegan	Executive Vice President, Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer	August 8, 2009

/s/ MICHAEL L. MCMULLAN Michael L. McMullan	Chief Executive Officer, President, Principal Executive Officer, Director	August 8, 2009

Signature	Title	Date

/s/ EDWARD A. MORTON	Director	August 8, 2009
Edward A. Morton

/s/ PIERCE T. NEESE	Director	August 8, 2009
Pierce T. Neese

/s/ MICHAEL T. PUTZIGER	Director	August 8, 2009
Michael T. Putziger

/s/ RAMON A. RODRIGUEZ	Director	August 8, 2009
Ramon A. Rodriguez

/s/ TERRY W. STILES	Director	August 8, 2009
Terry W. Stiles